
03054233

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR - 3 2003
WASH, D.C.

SO 3/6/03

OMB APPROVAL	
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SEC FILE NUMBER
8- 40081

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Benchmark-Pellinore Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 Lexington Avenue, 24th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Messina (212) 888-3997
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer, Jeffries & Co.
(Name – *if individual, state last, first, middle name*)

4155 E. Jewell Avenue, Suite 307	Denver	Colorado	80222
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 15 2003
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Messina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benchmark-Pellinore Group, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Summit Capital Associates, Inc Lexdale Partners LLC
SCA Retirement Plan
SCA Money Purchase Plan

Signature

President
Title

Notary Public

RODNEY C. DAVIS
Notary Public, State of New York
No. 31-4805362
Qualified in New York County
Commission Expires Dec. 31, 20 06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BENCHMARK-PELLINORE GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2002

BENCHMARK-PELLINORE GROUP, INC.

CONTENTS


SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Benchmark-Pellinore Group, Inc.

We have audited the accompanying statement of financial condition of Benchmark-Pellinore Group, Inc. as of December 31, 2002, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benchmark-Pellinore Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2003

BENCHMARK-PELLINORE GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	763 394
Receivable from clearing broker		746 841
Securities owned, at market value		322 664
Furniture and equipment, net of accumulated depreciation of $13,190		318 336
Other assets		131 443
	$	**2 282 678**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	834 383
Due to clearing broker		175 155
Securities sold, but not yet purchased, at market value		34 077
Other liabilities		102 886
TOTAL LIABILITIES		1 146 501
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS (Note 2)		274 948
COMMITMENTS AND CONTINGENCIES (Notes 4and 5)		
SHAREHOLDER'S EQUITY (Note 3):		
Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding		10 000
Additional paid-in capital		306 218
Retained earnings		545 011
TOTAL SHAREHOLDER'S EQUITY		861 229
	$	**2 282 678**

The accompanying notes are an integral part of this statement.

BENCHMARK-PELLINORE GROUP, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUES:		
Commissions	$	3 704 905
Trading profit, net		587 419
Other		259 826
Total revenues		4 552 150
EXPENSES:		
Commissions and salaries		1 958 993
Clearing charges		815 200
Occupancy and adminstration		752 194
General and administrative		347 724
Travel and entertainment		232 196
Communications		151 312
Interest expense		25 329
Total expenses		4 282 948
NET INCOME	**$**	**269 202**

The accompanying notes are an integral part of this statement.

BENCHMARK-PELLINORE GROUP, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Shares	Stock Amount	Additional Paid-in Capital	Retained Earnings
BALANCES, DECEMBER 31, 2001	10	$ 10 000	$ 306 218	$ 275 809
Net income	-	-	-	269 202
BALANCES, DECEMBER 31, 2002	**10**	**$ 10 000**	**$ 306 218**	**$ 545 011**

The accompanying notes are an integral part of this statement.

BENCHMARK-PELLINORE GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2002

BALANCE, DECEMBER 31, 2001		
Principal	$	235 000
Accrued interest		19 974
2002 accrued interest		19 974
BALANCE, DECEMBER 31, 2002	**$**	**274 948**

The accompanying notes are an integral part of this statement.

BENCHMARK-PELLINORE GROUP, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	269 202
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		3 075
Increase in receivable from clearing broker		(468 264)
Decrease in securities owned, at market value		110 821
Increase in accounts payable		710 176
Increase in securities sold, but not yet purchased		33 859
Increase in other assets		(131 018)
Increase in due to clearing broker		18 329
Decrease in other liabilities		(75 169)
Net cash provided by in operating activities		471 011
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment		(321 411)
NET INCREASE IN CASH		149 600
CASH, at beginning of year		613 794
CASH, at end of year	**$**	**763 394**

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	**$**	**25 352**

The accompanying notes are an integral part of this statement.

BENCHMARK-PELLINORE GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was incorporated in New York on June 22, 1988 and is registered as a broker-dealer in securities with the Securities and Exchange Commission.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company under Rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the Rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on the estimated useful lives of the assets.

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

The Company is recognized as an S-Corporation by the Internal Revenue Service and a regular corporation for New York State. The Company is subject to New York City General Corporation Tax and New York State taxes, while the shareholder is liable for federal income taxes on the Company's taxable income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has borrowed money under a subordination agreement with its sole shareholder as follows:

Subordinated note, 8.5% interest, due June 1, 2004	$ 235 000
Accrued interest on subordinated note	39 948
	$ 274 948

The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers, Inc., and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2002, the Company had net capital and net capital requirements of $602,165 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.85 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 4 - COMMITMENTS

The Company leases office space under noncancellable operating leases expiring through September, 2007. At December 31, 2002, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows;

Year	Amount
2003	$ 240 183
2004	243 419
2005	202 500
2006	225 000
2007	225 000
Total	$ 1 136 102

Total rental expense of $253,292 was charged to operations during the year ended December 31, 2002.

BENCHMARK-PELLINORE GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Company's trading activities, the Company has purchased securities for its own account and has sold securities that it does not own and may incur losses if the market value of the securities changes subsequent to December 31, 2002.

The Company has a substantial portion of its assets on deposit with banks and clearing brokers. Assets deposited with banks and clearing brokers are subject to credit risk. In the event of a bank's or clearing broker's insolvency, recovery of the Company's assets on deposit may be limited to account insurance or other protection afforded such deposits.

The Company's financial instruments, including cash and receivables are carried at amounts which approximate fair value. Securities owned or sold, but not yet purchased are valued at market value using quoted market prices. Payables and other liabilities are carried at amounts which approximate fair value.

The Company is involved in various disputes arising in the normal course of business. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in these matters, but it is not feasible to predict the final outcomes at the present time.

SUPPLEMENTARY INFORMATION

BENCHMARK-PELLINORE GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2002

CREDITS:		
Shareholder's equity	$	861 229
Liabilities subordinated to claims of general creditors		235 000
Accrued interest on subordinated liabilities		39 948
Total credits		1 136 177
DEBITS:		
Nonallowable assets:		
Furniture and equipment, net		318 336
Non-marketable securities		4 980
Other assets		131 443
Total debits		454 759
Net capital before haircuts on securities positions		681 418
Haircuts on securities positions, including undue concentration of $17,320		79 253
NET CAPITAL		602 165
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,225,105 or $100,000, whichever is greater		100 000
Excess net capital	**$**	**502 165**
AGGREGATE INDEBTEDNESS:		
Accounts payable	$	834 383
Due to clearing broker		175 155
Other liabilities		102 886
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1 112 424**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**1.85 to 1**

See the accompanying Independent Auditors' Report.

BENCHMARK-PELLINORE GROUP, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH THE COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2002

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	720 087
Adjustments:		
Increase in credits - accrued interest on subordinated debt		19 974
Increase in non-allowable assets		(100 907)
Increase in haircuts		(3 434)
Increase in expenses		(33 555)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**602 165**

See the accompanying Independent Auditors' Report.



CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Benchmark-Pellinore Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Benchmark-Pellinore Group, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Benchmark-Pellinore Group, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Benchmark-Pellinore Group, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

In addition, our review indicated that Benchmark-Pellinore Group, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2002, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
January 30, 2003